
07005591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Lackawanna Avenue
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert W. Leier 973-394-3601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert W. Leier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Distributors LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN LATTANZI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 4, 2008

Signature

Vice President - Financial Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NYLIFE Distributors LLC

(an affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2006

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers
and Sole Member of
NYLIFE Distributors LLC:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of NYLIFE Distributors LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Financial Condition presentation. We believe that our audit of the Statement of Financial Condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 38,721,825
Deposits with broker for securities sold short	10,997,973
Total cash	49,719,798
Investments, at value	
Affiliated mutual funds	15,397,820
Equity securities held in separate account	10,396,174
Receivable from affiliated mutual funds	8,018,357
Receivable from non-affiliated mutual funds	8,330,823
Receivable from affiliates	315,751
Furniture and equipment, net of accumulated depreciation of $5,644,173	7,124
Federal income taxes receivable from New York Life Insurance Company	891,081
Other assets	357,762
Deferred distribution costs, net of accumulated amortization of $86,263,070	55,434,084
Total assets	$ 148,868,774
Liabilities and Member's Equity	
Payable to NYLIFE Securities Inc.	$ 5,544,513
Payable to New York Life Insurance Company	670,228
Payable to New York Life Investment Management LLC	27,834,778
Payable to New York Life Insurance and Annuity Corporation	562,655
Payable to Mackay Shields LLC	2,470,788
Securities sold short, at value	10,299,306
Accounts payable and accrued liabilities	7,509,466
Deferred income taxes	18,740,679
Total liabilities	73,632,413
Member's equity	75,236,361
Total liabilities and member's equity	$ 148,868,774

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("NYLIM Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company acts as distributor for a number of affiliated mutual funds and a qualified tuition savings plan operating under Section 529 of the Internal Revenue Code. The Company also provides services to non-affiliated mutual funds that are investment options in employee benefit plans administered by an affiliate.

2. Summary of Significant Accounting Policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Distribution Costs
Deferred distribution costs appearing on the Statement of Financial Condition relate to commission expenses associated with the distribution of Class B and C shares of the affiliated mutual funds and 529 Plan Class B shares, which are deferred and amortized on a straight-line basis over a six, four or one year period.

Cash and Cash Equivalents
Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2006, such short-term investments consisted of commercial paper of multiple issuers carried at its amortized cost of $36,950,524, which approximates fair value.

Investments
The Company's investments in affiliated mutual funds and equity securities held in a separate account are carried at fair value. Investments in affiliated mutual funds are valued at quoted market prices. Equity investments held in the separate account and securities sold short consist entirely of equity securities. Securities that are listed on a stock exchange and are freely transferable are valued at their last sales price on the date of determination on the stock exchange that is the principal exchange for such securities, or, if no sales occurred on such day, at the "bid" price on such exchange at the close of business on such day if held long and at the "asked" price at the close of business on such day if sold short. Securities traded over the counter that are freely transferable are valued at the last sales price on the date of determination, or, if no sales occurred on such date, at the "bid" price at the close of business on such day if held long, and at the "ask" price at the close on business of such day if sold short.

Securities Sold Short
The Company sells securities that it does not own, and it is therefore obligated to purchase such securities at a future date. The value of the open short position is recorded as a liability as of the trade date. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in the excess of the proceeds received.

Deposits with Broker
For the equity securities held in a separate account, the Company has an account with Merrill Lynch Professional Clearing Corp. (the "Prime Broker"), through which the Company executes trades, borrows funds in connection with trades, clears and settles its securities transactions and maintains custody of its securities. Deposits with broker represent monies maintained in an interest-bearing brokerage account with the Prime Broker. Such monies are restricted as collateral to the extent of the value of the outstanding short sales as shown in the Statement of Financial Condition.

Security Transactions
Securities transactions are recorded as of the trade date.

Income Taxes
Current income taxes are provided for taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and the tax basis of assets and liabilities.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

New Accounting Pronouncements
The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"), as required, on January 1, 2007. FIN 48 requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce member's equity. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to member's equity as of January 1, 2007. The Company is currently evaluating the potential impact of its adoption of FIN 48.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The

adoption of SFAS 157 is not expected to have a material impact on the Company's financial statements.

3. Investments

At December 31, 2006, the Company's investments consist of amounts invested in affiliated mutual funds and equity investments held in a separate account. In December 2005, the Company made a seed capital investment as the foundation for a market neutral hedge fund to be managed by an affiliate of the Company. The purpose of the separate account is to develop a history of investment returns during an incubation period in accordance with the specific investment strategy for the separate account. After the expiration of the incubation period, these equity securities will be transferred to an investment vehicle that will be marketed to qualified investors.

The costs and fair values of investments at December 31, 2006 are shown below:

	Cost	Fair Value
Affiliated mutual funds	$ 15,591,496	$ 15,397,820
Equity securities held in separate account	9,587,581	10,396,174
	$ 25,179,077	$ 25,793,994

	Proceeds	Fair Value
Securities sold short	$ 10,015,907	$ 10,299,306

4. Related Party Transactions

The Company continues to be dependent on funding from NYLIM Holdings to finance its various operations.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYLIM"), a wholly owned subsidiary of NYLIM Holdings, whereby NYLIC and NYLIM provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYLIM developed principally through analyses of time spent on matters relating to the Company.

5. Income Taxes

The Company is a member of an affiliated group that joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately.

At December 31, 2006, the Company had a net deferred tax liability of $18,740,679 attributable to the following temporary differences:

Deferred distribution costs	$ 18,635,938
Depreciation	(11,290)
Unrealized investment loss	116,031
Net deferred tax liability	$ 18,740,679

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $16,803,551, which was $13,830,722 in excess of its required net capital of $2,972,829, and the ratio of aggregate indebtedness to net capital was 2.65 to 1.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Managers and
Sole Member of NYLIFE Distributors LLC:

In planning and performing our audit of the financial statements of NYLIFE Distributors LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17(a)-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17 a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers and Sole Member of NYLIFE Distributors LLC, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

END